Exhibit 12.1

Walmart Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Years Ended
	July 31,		January 31,
(Amounts in millions)	2018	2017	2018	2017	2016	2015	2014
Income before income taxes (1)	$3,220	$9,280	$15,123	$20,497	$21,638	$24,799	$24,656
Capitalized interest	(7)	(11)	(17)	(36)	(39)	(59)	(78)
Consolidated net income attributable to the noncontrolling interest	(276)	(318)	(661)	(650)	(386)	(736)	(673)
Adjusted income before income taxes	2,937	8,951	14,445	19,811	21,213	24,004	23,905

Fixed charges:
Interest (2)	1,091	1,222	2,347	2,403	2,587	2,520	2,413
Interest component of rent	492	416	890	862	836	916	933
Total fixed charges	1,583	1,638	3,237	3,265	3,423	3,436	3,346
Income before income taxes and fixed charges	$4,520	$10,589	$17,682	$23,076	$24,636	$27,440	$27,251
Ratio of earnings to fixed charges	2.9	6.5	5.5	7.1	7.2	8.0	8.1
(1) Effective February 1, 2018, changes in fair values of the Company's equity investments are included in income before income taxes.  Additionally, in the second quarter of fiscal 2019, the Company recorded a pre-tax net loss of approximately $4.8 billion related to the sale of a majority stake in the Company's retail operations in Brazil.
(2) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest; excludes loss on extinguishment of debt.